Exhibit 99.1

iQIYI Announces Closing of Private Placement of Convertible Notes to PAG

BEIJING, January 3, 2023 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the closing of a private placement of US$500 million in secured convertible senior notes (the “Notes”) to PAGAC IV-1 (Cayman) Limited, an affiliate of PAG, an investment firm focused on the Asia Pacific region (the “Investor”). The Company entered into a definitive agreement with respect to the transaction in August 2022. With the closing of this investment, iQIYI will continue to enhance and expand its business operations, develop its original content, and improve its working capital.

The Notes may be convertible into the Company’s American depositary shares, each currently representing seven Class A ordinary shares of the Company, at the holder’s option and subject to the terms of the Notes, at an initial conversion rate of 216.9668 ADSs per USD1,000 principal amount of Notes, representing a conversion premium of 20% above the volume weighted average price of the 20 trading days by August 29, 2022. The Notes bear an interest rate of 6% per annum and will mature on the fifth anniversary of the issuance date. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the Notes, on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively.

Founded in 2010, iQIYI is one of China’s largest providers of long-form streaming video content, with more than 100 million daily subscribing members. For the nine months ending September 30, 2022, iQIYI recorded RMB21.4 billion (USD3.0 billion1) in total revenues and RMB528.9 million (USD74.3 million) in operating income. iQIYI has increased its operating income margin for four consecutive quarters and maintained positive operating income for three consecutive quarters.

Weijian Shan, executive chairman of PAG, has been appointed as a member of the board of directors of the Company (the “Board”), effective December 30, 2022. Mr. Shan has also been appointed as a non-voting member of the audit committee of the Board and a member of the compensation committee of the Board.

“PAG sees value where value is,” said Mr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “As a leading private equity investor, PAG recognizes and appreciates iQIYI’s market leadership position and growth potential. We are excited about the partnership with PAG and look forward to growing the Company together.”

Mr. Shan said, “PAG aims to unlock value wherever we find the best opportunities. iQIYI is a market leader with great potential for growth. We will work with the Company to further its goals of expanding the region’s leading online entertainment video service.”

Footnotes:
[1]

RMB to USD was converted at an exchange rate of US$1 = RMB7.1135 as of September 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

About PAG

PAG is an alternative investment firm focused on the Asia Pacific region with three core strategies: Credit & Markets, Private Equity, and Real Assets. PAG has more than USD50 billion of assets under management for nearly 300 global institutional fund investors.

For further information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com